FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended:   November 28, 2003


OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021

                        PLYMOUTH RUBBER COMPANY
             RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           FINANCIAL STATEMENTS

                Years Ended December 31, 2003 and 2002


                               Contents

                                                                          Page

INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . . . . . . . . .   1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . .   2

Statements of Changes in Net Assets Available for Plan Benefits . . . . .   3

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .  4-9

SUPPLEMENTAL MATERIAL:

Statements of Net Assets Available for Plan Benefits
  with Fund Information . . . . . . . . . . . . . . . . . . . . . . . . . 11-12

Statements of Changes in Net Assets Available for Plan
 Benefits with Fund Information . . . . . . . . . . . . . . . . . . . . . 13-14

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . .   15

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

            REPORT OF INDEPENDENT ACCOUNTANTS



TO THE ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY
   RETIREMENT SAVINGS AND
   PROFIT SHARING PLAN AND TRUST
Canton, Massachusetts  02021

 We have audited the accompanying statements of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

 Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ Morris & Morris, P.C.
    Morris & Morris. P.C.

    Needham Heights, Massachusetts

    June 4, 2004

                             PLYMOUTH RUBBER COMPANY
             RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      December 31
                                                  2003          2002
                                               -----------   -----------
ASSETS

Investments, at Market . . . . . . . . . . . . $ 9,336,254   $ 7,616,494

Contributions Receivable . . . . . . . . . . .      48,353        65,860

Cash and Equivalents . . . . . . . . . . . . .   1,636,282     1,683,239
                                               -----------   -----------
  TOTAL ASSETS                                 $11,020,889   $ 9,365,593
                                               ===========   ===========

NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE FOR PLAN BENEFITS         $11,020,889   $ 9,365,593
                                               ===========   ===========



















         The accompanying notes and independent auditors' report are an integral part of the financial statements.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND  PROFIT SHARING PLAN AND TRUST

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                Years Ended December 31
                                                   2003         2002
                                               -----------   -----------
      ADDITIONS:

INVESTMENT INCOME:
 Net Unrealized Appreciation (Depreciation)
  in Fair Value of Investments  . . . . . . .  $ 1,808,739   $  (492,729)
 Net Realized (Loss) Upon Disposition
  of Investments. . . . . . . . . . . . . . .     (315,642)   (1,310,679)
 Dividend Income. . . . . . . . . . . . . . .      117,916       119,918
 Interest Income. . . . . . . . . . . . . . .       23,729        33,116
                                               -----------   -----------
  SUBTOTAL INVESTMENT GAIN (LOSS)                1,634,742    (1,650,374)
                                               -----------   -----------
CONTRIBUTIONS:
 Participant Contributions. . . . . . . . . .      759,674       828,461
                                               -----------   -----------
  SUBTOTAL CONTRIBUTIONS                           759,674       828,461
                                               -----------   -----------
   TOTAL ADDITIONS                               2,394,416      (821,913)
                                               -----------   -----------
DEDUCTIONS:

 Benefits Paid. . . . . . . . . . . . . . . .      737,019     1,203,468
 Investment Fees. . . . . . . . . . . . . . .        2,101         2,601
                                               -----------   -----------
                                                   739,120     1,206,069
                                               -----------   -----------
  Net Additions (Deductions)                     1,655,296    (2,027,982)
                                               -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 Beginning of Year. . . . . . . . . . . . . .    9,365,593    11,393,575
                                               -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 End of Year. . . . . . . . . . . . . . . . .  $11,020,889   $ 9,365,593
                                               ===========   ===========



                The accompanying notes and independent auditors' report
                   are an integral part of the financial statements.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002


A. DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 1. General Information:

Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, has adopted the CitiStreet Prototype Defined Contribution Plan as its Plan. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan is established under provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and as amended subsequent thereto. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

 2. Administration

The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is CitiStreet. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for recordkeeping and benefit distributions of the Plan are paid by the Company.

3. Eligibility

An employee is eligible to participate in the compensation deferral contribution arrangement upon the completion of one month of continuous service and attainment of age 21.

An employee is eligible to receive a matching employer contribution under the plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002



A. DESCRIPTION OF THE PLAN: (Continued)

 4. Contributions

Each year, participants may contribute up to one-hundred percent (100%) of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

 5. Vesting

Participants become vested in the Company-discretionary contributions, plus actual earnings thereon, based upon years of service to the Company as follows:

                                      Vested
  Years of Service                  Percentage

 Less than one year                      0%
 1 year but less than 2 years            0
 2 years but less than 3 years          20
 3 years but less than 4 years          40
 4 years but less than 5 years          60
 5 years or more                       100

A participant is always fully vested in his or her voluntary contributions and earnings thereon.

 6. Participant Accounts

Each participant's account is credited with his or her contribution, and an allocation of both the Company's contribution and the current year's plan earnings. Allocations are based upon each participant's qualified compensation and account balances, as defined. The benefit to which a participant is entitled is the vested portion of that participant's account.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002



A. DESCRIPTION OF THE PLAN: (Continued)

7. Participant Loans

  Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000 reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty
(60) months, and must bear a reasonable rate of interest.

8. Payment of Benefits

Upon termination of service, due to death, disability or retirement, or financial hardship, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance. If the participant's account balance is in excess of certain limitations, the participant may elect to have the Plan continue to administer their account balance.

 9. Plan Amendment and Termination

The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 1.  Method of Accounting

The financial statements have been prepared using the accrual-basis method of accounting.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

 2.  Investment Valuation

The value of investments, other than cash and equivalents, is based on the closing price on December 31, 2003 and 2002, respectively, as received from the State Street Bank & Trust
Company.

Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is computed based upon the difference between net sales price and ERISA Value.

Investments at year-end are reported at market value (ERISA Value). ERISA Value for investments is determined by adjusting current year purchases or prior year market value (ERISA Value) to market value at the end of the Plan year. ERISA Value is then used as the basis for transactions for the following year.

In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

 3.  Use of Estimates

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at December 31, 2003 and 2002, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

 4.  Income Taxes

The Plan's Prototype (non-standardized) has received a favorable determination letter from the Internal Revenue Service dated
December 9, 1996, with respect to the tax-exempt status of the Plan.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002


C.  CONTRIBUTION DUE FROM EMPLOYER:

The Company's Board of Directors did not vote to make discretionary contributions on behalf of the Company, to the Plan for the years ended December 31, 2003 and 2002.

D. CASH AND EQUIVALENTS:

                                             December 31
                                      ------------------------
                                          2003        2002
                                          ----        ----

 State Street Bank & Trust Company    $ 1,636,282  $ 1,683,239
                                      ===========  ===========
E.  NOTES RECEIVABLE - PARTICIPANTS:

                                             December 31
                                      ------------------------
                                          2003        2002
                                          ----        ----
 Balance, Beginning of Year           $   629,442  $  655,960

 Plus: Loans Issued  . . . . . . . .      302,206     299,277
 Less: Loan Repayments . . . . . . .     (341,131)   (325,795)
                                      -----------  ----------
 Balance, End of Year                 $   590,517  $  629,442
                                      ===========  ===========

Interest earned on employee fund loans amounted to $23,729 and $33,116, respectively, for the years ended December 31, 2003 and 2002, and is included in interest income.

F.  CONCENTRATION OF CREDIT RISK:

The Plan maintains its cash in various bank accounts, which at times, may exceed federally insured limits. Cash Equivalents and Investments include money market funds and investments in mutual funds, common stocks and bonds, which are not insured by the FDIC or otherwise guaranteed by the U.S. Government. The Plan has not experienced any losses in such accounts. Management believes that the Plan is not exposed to any significant credit risk in connection with cash, cash equivalents or investments.

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 2003 and 2002


G. SUMMARY OF INVESTMENTS:

                               December 31, 2003        December 31, 2002
                           ------------------------ ------------------------
                                Cost       Market       Cost       Market
                           ------------ ----------- ------------ -----------
 Mutual Funds              $ 10,784,266 $ 8,671,369 $ 10,850,701 $ 6,919,567

 Notes Receivable
  - Participants                590,517     590,517      629,442     629,442

 Party-in-Interest
  Investments                   237,611      74,368      221,193      67,485
                           ------------ ----------- ------------ -----------
  TOTALS                   $ 11,612,394 $ 9,336,254 $ 11,701,336 $ 7,616,494
                           ============ =========== ============ ===========

                               SUPPLEMENTAL MATERIAL

                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2003
                                               PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------

                                  MONEY MKT    INTERMEDIATE      CORE         S & P    DISCIPLINE
                                    FUND           FUND      OPPORTUNITIES     500     EQUITY FUND
                                  ----------    -----------    ----------   ---------   ----------
    ASSETS
INVESTMENTS, AT FAIR VALUE:

   Common Stocks & Mutual Funds  $         -   $  1,024,414   $ 2,923,527  $  495,704  $ 4,068,380
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Investments                     -      1,024,414     2,923,527     495,704    4,068,380
                                  ----------    -----------    ----------   ---------   ----------

RECEIVABLES:
   Employer's Contribution                 -              -             -           -            -
   Participant's Contribution              -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               1,636,282              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Assets                  1,636,282      1,024,414     2,923,527     495,704    4,068,380
                                  ----------    -----------    ----------   ---------   ----------
 LIABILITIES

LIABILITIES                                -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

NET ASSETS AVAILABLE
    FOR BENEFITS                 $ 1,636,282   $  1,024,414   $ 2,923,527  $  495,704  $ 4,068,380
                                  ==========    ===========    ==========   =========   ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2003

                                               PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------------
                                                                           PARTICIPANT
                                       LS     PRC A STOCK   PRC B STOCK      NOTES
                                    BALANCED      FUND          FUND       RECEIVABLE      OTHER        TOTAL
                                   ---------    --------     ---------     ----------     --------   -----------
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds   $  159,344  $        -    $        -    $         -    $       -  $  8,671,369
   Plymouth Rubber Company Stock           -      66,196         8,172              -            -        74,368
   Participant Notes Receivable            -           -             -        590,517            -       590,517
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Investments               159,344      66,196         8,172        590,517            -     9,366,254
                                   ---------    --------     ---------     ----------     --------   -----------
RECEIVABLES:
   Employer's Contribution                 -           -             -              -            -             -
   Participant's Contribution              -           -             -              -       48,353        48,353
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Receivables                     -           -             -              -       48,353        48,353
                                   ---------    --------     ---------     ----------     --------   -----------

CASH                                       -           -             -              -            -     1,636,282
                                   ---------    --------     ---------     ----------     --------   -----------

     Total Assets                    159,344      66,196         8,172        590,517       48,353    11,020,889
                                   ---------    --------     ---------     ----------     --------   -----------

 LIABILITIES

LIABILITIES                                -           -             -              -            -             -
                                   ---------    --------     ---------     ----------     --------   -----------

NET ASSETS AVAILABLE
    FOR BENEFITS                  $  159,344  $   66,196    $    8,172    $   590,517    $  48,353  $ 11,020,889
                                   =========    ========     =========     ==========     ========   ===========


                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2002
                                               PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------

                                  MONEY MKT    INTERMEDIATE      CORE         S & P    DISCIPLINE
                                    FUND           FUND      OPPORTUNITIES     500     EQUITY FUND
                                  ----------    -----------    ----------   ---------   ----------
    ASSETS
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds  $         -   $  1,006,320   $ 2,424,216  $  282,783  $ 3,119,211
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Investments                     -      1,006,320     2,424,216     282,783    3,119,211
                                  ----------    -----------    ----------   ---------   ----------

RECEIVABLES:
   Employer's Contribution                 -              -             -           -            -
   Participant's Contribution              -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               1,683,239              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Assets                  1,683,239      1,006,320     2,424,216     282,783    3,119,211
                                  ----------    -----------    ----------   ---------   ----------
 LIABILITIES

LIABILITIES                                -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

NET ASSETS AVAILABLE
    FOR BENEFITS                 $ 1,683,239   $  1,006,320   $ 2,424,216  $  282,783  $ 3,119,211
                                  ==========    ===========    ==========   =========   ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2002

                                               PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------------
                                                                           PARTICIPANT
                                       LS     PRC A STOCK   PRC B STOCK      NOTES
                                    BALANCED      FUND          FUND       RECEIVABLE      OTHER        TOTAL
                                   ---------    --------     ---------     ----------     --------   -----------
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds   $   87,037  $        -    $        -    $         -    $       -  $  6,919,567
   Plymouth Rubber Company Stock           -      54,258        13,227              -            -        67,485
   Participant Notes Receivable            -           -             -        629,442            -       629,442
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Investments                87,037      54,258        13,227        629,442            -     7,616,494
                                   ---------    --------     ---------     ----------     --------   -----------
RECEIVABLES:
   Employer's Contribution                 -           -             -              -            -             -
   Participant's Contribution              -           -             -              -       65,860        65,860
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Receivables                     -           -             -              -       65,860        65,860
                                   ---------    --------     ---------     ----------     --------   -----------

CASH                                       -           -             -              -            -     1,683,239
                                   ---------    --------     ---------     ----------     --------   -----------

     Total Assets                     87,037      54,258        13,227        629,442       65,860     9,365,593
                                   ---------    --------     ---------     ----------     --------   -----------

 LIABILITIES

LIABILITIES                                -           -             -              -            -             -
                                   ---------    --------     ---------     ----------     --------   -----------

NET ASSETS AVAILABLE
    FOR BENEFITS                  $   87,037  $   54,258    $   13,227    $   622,442    $  65,860  $  9,365,593
                                   =========    ========     =========     ==========     ========   ===========


                               PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2003

                                                     PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------

                                       MONEY MKT    INTERMEDIATE      CORE          S & P     DISCIPLINE
                                         FUND           FUND     OPPORTUNITIES       500      EQUITY FUND
                                       ---------      ---------    ---------       -------     ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments     $         -     $   (4,899)  $  648,165     $ 101,483    $ 1,049,239
  Net Realized Gain on Sale of
    Investments                                -          2,510     (122,910)       (6,754)      (183,463)
  Dividends                               13,301         38,089        9,274         9,274         48,591
  Interest                                     -              -            -             -              -
  Employee Rollover                            -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Investment Income         13,301         35,700      534,529       100,727        914,367
                                       ---------      ---------    ---------       -------     ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                   -              -            -             -              -
  Participants'                          112,110         87,246      230,697        35,391        277,512
  Employer's                                   -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Contributions            112,110         87,246      230,697        35,391        277,512
                                       ---------      ---------    ---------       -------     ----------

          Total Additions                125,411        122,946      765,226       136,118      1,191,879
                                       ---------      ---------    ---------       -------     ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS            192,507         31,765      191,901        29,046        220,329
INVESTMENT FEES                              526            229          502            67            763
                                       ---------      ---------    ---------       -------     ----------
          Total Deductions               193,033         31,994      192,403        29,113        221,092
                                       ---------      ---------    ---------       -------     ----------
INTERFUND TRANSFERS                       20,665        (72,858)     (73,512)      105,916        (21,618)
                                       ---------      ---------    ---------       -------     ----------

          Net Increase (Decrease)        (46,957)        18,094      499,311       212,921        949,169
                                       ---------      ---------    ---------       -------     ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                      1,683,239      1,006,320    2,424,216       282,783      3,119,211
                                       ---------      ---------    ---------       -------     ----------
END OF YEAR                          $ 1,636,282    $ 1,024,414  $ 2,923,527     $ 495,704    $ 4,068,380
                                       =========      =========    =========       =======     ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2003

                                                               PARTICIPANT DIRECTED
                                        ---------------------------------------------------------------------------
                                                                              PARTICIPANT
                                            LS     PRC A STOCK   PRC B STOCK     NOTES
                                        BALANCED      FUND          FUND      RECEIVABLE      OTHER         TOTAL
                                        ---------   --------    ----------    ---------      --------    ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments      $    24,286  $  (1,798)   $   (7,737)  $        -      $      -  $  1,808,739
  Net Realized Gain on Sale of
    Investments                            (3,193)      (685)       (1,147)           -             -      (315,642)
  Dividends                                 2,663          -             -            -             -       117,916
  Interest                                      -          -             -       23,729             -        23,729
  Employee Rollover                             -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Investment Income          23,756     (2,483)       (8,884)      23,729             -     1,634,742
                                        ---------   --------    ----------    ---------      --------    ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                    -          -             -            -             -             -
  Participants'                            18,414     12,238         4,064            -       (17,998)      759,674
  Employer's                                    -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Contributions              15,414     12,238         4,064            -       (17,998)      759,674
                                        ---------   --------    ----------    ---------      --------    ----------

          Total Additions                  42,170      9,755        (4,820)      23,723       (17,998)    2,394,416
                                        ---------   --------    ----------    ---------      --------    ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS               2,455        440           393       68,183             -       737,019
INVESTMENT FEES                                14          -             -            -             -         2,101
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Deductions                  2,469        440           393       68,183             -       739,120
                                        ---------   --------    ----------    ---------      --------    ----------

INTERFUND TRANSFERS                        32,606      2,623           158        5,529           491             -
                                        ---------   --------    ----------    ---------      --------    ----------

          Net Increase (Decrease)          72,307     11,938        (5,055)     (38,925)      (17,507)    1,655,296
                                        ---------   --------    ----------    ---------      --------    ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                          87,037     54,258        13,227      629,442        68,868     9,365,593
                                        ---------   --------    ----------    ---------      --------    ----------
END OF YEAR                           $   159,344  $  66,196    $    8,172   $  590,517     $  48,353  $ 11,020,889
                                        =========   ========    ==========    =========      ========    ==========

                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2002

                                                     PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------

                                       MONEY MKT    INTERMEDIATE      CORE          S & P     DISCIPLINE
                                         FUND           FUND     OPPORTUNITIES       500      EQUITY FUND
                                       ---------      ---------    ---------       -------     ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments     $         -     $   29,038  $   (86,198)    $ (15,356)   $  (405,979)
  Net Realized Gain on Sale of
    Investments                                -          1,219     (716,509)      (72,523)      (530,076)
  Dividends                               26,913         43,890        2,121         3,817         41,503
  Interest                                     -              -            -             -              -
  Employee Rollover                            -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Investment Income         26,913         74,147     (800,586)      (84,062)      (894,552)
                                       ---------      ---------    ---------       -------     ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                   -              -            -             -              -
  Participants'                          110,679         78,168      245,081        31,865        325,372
  Employer's                                   -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Contributions            110,679         78,168      245,081        31,865        325,372
                                       ---------      ---------    ---------       -------     ----------

          Total Additions                137,592        152,315     (555,505)      (52,197)      (569,180)
                                       ---------      ---------    ---------       -------     ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS            568,938        123,419      210,236         3,584        228,573
INVESTMENT FEES                              615            277          633            69            872
                                       ---------      ---------    ---------       -------     ----------
          Total Deductions               569,553        123,696      210,869         3,653        229,445
                                       ---------      ---------    ---------       -------     ----------
INTERFUND TRANSFERS                      112,619         60,095      (71,408)       (2,720)      (134,027)
                                       ---------      ---------    ---------       -------     ----------

          Net Increase (Decrease)       (319,343)        88,714     (837,782)      (58,570)      (932,652)
                                       ---------      ---------    ---------       -------     ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                      2,002,581        917,606    3,261,998       341,353      4,051,863
                                       ---------      ---------    ---------       -------     ----------
END OF YEAR                          $ 1,683,239    $ 1,006,320  $ 2,424,216     $ 282,783    $ 3,119,211
                                       =========      =========    =========       =======     ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2002

                                                               PARTICIPANT DIRECTED
                                        ---------------------------------------------------------------------------
                                                                              PARTICIPANT
                                            LS     PRC A STOCK   PRC B STOCK     NOTES
                                        BALANCED      FUND          FUND      RECEIVABLE      OTHER         TOTAL
                                        ---------   --------    ----------    ---------      --------    ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments      $    (3,352) $ (10,694)   $     (188)  $        -      $      -  $   (492,729)
  Net Realized Gain on Sale of
    Investments                            (4,468)    10,322         1,356            -             -    (1,310,679)
  Dividends                                 1,674          -             -            -             -       119,918
  Interest                                      -          -             -       33,116             -        33,116
  Employee Rollover                             -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Investment Income          (6,146)      (372)        1,168       33,116             -    (1,650,374)
                                        ---------   --------    ----------    ---------      --------    ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                    -          -             -            -             -             -
  Participants'                            15,489     14,296         3,153            -         4,358       828,461
  Employer's                                    -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Contributions              15,489     14,296         3,153            -         4,358       828,461
                                        ---------   --------    ----------    ---------      --------    ----------

          Total Additions                   9,343     13,924         4,321       33,116         4,358      (821,913)
                                        ---------   --------    ----------    ---------      --------    ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                 815      2,628           414       64,861             -     1,203,468
INVESTMENT FEES                               135          -             -            -             -         2,601
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Deductions                    950      2,628           414       64,861             -     1,206,069
                                        ---------   --------    ----------    ---------      --------    ----------

INTERFUND TRANSFERS                        28,804      1,172           238        5,227             -             -
                                        ---------   --------    ----------    ---------      --------    ----------

          Net Increase (Decrease)          37,197     12,468         4,145      (26,518)        4,358    (2,027,982)
                                        ---------   --------    ----------    ---------      --------    ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                          49,840     41,790         9,082      655,960        61,502    11,393,575
                                        ---------   --------    ----------    ---------      --------    ----------
END OF YEAR                           $    87,037  $  54,258    $   13,227   $  629,442     $  65,860  $  9,365,593
                                        =========   ========    ==========    =========      ========    ==========

                        PLYMOUTH RUBBER COMPANY
         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2003 and 2002


                                December 31, 2003        December 31, 2002
                            ------------------------  ------------------------
# OF
SHARES NAME OF INVESTMENTS        COST      MARKET         COST       MARKET

MUTUAL FUNDS:

 101,327 Intermediate Fund  $    995,519 $ 1,024,414  $    972,522 $ 1,006,320

 161,076 Core Opportunitity    3,243,835   2,923,527     3,392,672   2,424,216

  26,999 S & P 500               552,565     495,704       441,126     282,783

 462,316 Disciplined
           Equity Fund         5,845,687   4,068,380     5,945,741   3,119,211

  14,473 LS Balanced             146,660     159,344        98,640      87,037
                            ------------ -----------  ------------ -----------
 TOTALS - MUTUAL FUNDS      $ 10,784,266 $ 8,671,369  $ 10,850,701 $ 6,919,567
                            ============ ===========  ============ ===========


PARTY-IN-INTEREST INVESTMENTS:

 47,283 Plymouth Rubber
         Co., Inc. -
         Class A Common    $     156,616 $    66,196  $    142,879 $    54,258

 20,953 Plymouth Rubber
         Co., Inc. -
         Class B Common           80,995       8,172        78,314      13,227
                            ------------ -----------  ------------ -----------
 SUBTOTALS - PARTY-IN-
    INTEREST INVESTMENTS    $    237,611 $    74,368  $    221,193 $    67,485
                            ============ ===========  ============ ===========

 NOTES RECEIVABLE - PARTICIPANTS

 Notes Receivable -
 Participants               $    590,517 $   590,517  $    629,442 $   629,442
 Interest Rates: at Market  ============ ===========  ============ ===========

                                      SIGNATURES




          The Plan Pursuant to the requirement of the Securities Exchange Act of 1934,the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



                                       Plymouth Rubber Company Retirement
                                       Savings and Profit Sharing Plan and Trust






                                         /S/ Joseph J. Berns
                                             -------------------------
                                             Joseph J. Berns
                                             Plan Administrator
Date:   June 28, 2004